Exhibit 99.1

The RoyaLand Company Ltd. Announces Unaudited Fiscal 2026 First Half Financial Results Including Proforma Combined with Recently-Acquired Italian Pro Football Club Savoia FC

Naples, Italy and Hamilton, Bermuda – August 18, 2026 – The Royaland Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as ownership and growth of its Italian professional football club Savoia 1908 FC (“Savoia FC”), today announced its unaudited and proforma combined financial results for the first half of its 2026 fiscal year, the six months ended December 31, 2025.

“We have immediately seen the positive effect on the RoyaLand balance sheet of our strategic sports acquisition of Savoia FC, which resulted in proforma combined net shareholder equity of over $6.5 million, a figure well in excess of the Nasdaq and NYSE American listing standards of $5.0 million,” said CEO Prince Emanuele Filiberto di Savoia.

“The material purchase of Savoia FC, which was recently promoted to Serie C in the third division of Italy’s professional football pyramid, combined with the launch of our eSports team, that already has a winning record competing in 11-on-11 matches playing EA Sports FC™ online, bridges RoyaLand’s historical virtual video game world and that of terrestrial soccer, effectively integrating our business models,” the Prince continued.

RoyaLand Founder and CEO Prince Emanuele Filiberto di Savoia (right) with recently-appointed Board Director Mr. Nazario Matachione (left) at Savoia FC fan night earlier this month in Torre Annunziata (Naples, Italy).

Please see below for the full Financial Statements, Notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations below as filed last month with the SEC at: https://www.sec.gov/Archives/edgar/data/1924064/000121390026077288/ea0296480-6k_royaland.htm

THE ROYALAND COMPANY LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(in US Dollars)

	December 31, 2025 (Unaudited)	June 30, 2025
ASSETS
Current assets:
Cash	$31,710	$225,161
Prepaid expenses	12,015	10,530
Current assets of discontinued operations	6,392	1,621
Total current assets	50,117	237,312
Total assets	$50,117	$237,312

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Shareholders’ deficit:
Preference shares, par value $0.0002 per share, 50,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and June 30, 2025	$—	$—
Common shares – Class A, par value $0.0002 per share, 20,000,000 shares authorized; 9,400,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025	1,880	1,880
Common shares – Class B, par value $0.0002 per share, 430,000,000 shares authorized; 5,575,000 and 4,975,000 shares issued and outstanding as of December 31, 2025 and June 30, 2025	1,115	995
Additional paid-in capital	3,150,062	2,541,849
Subscription receivable	(200)	(200)
Other comprehensive loss	(749)	(129)
Accumulated deficit	(3,493,895)	(2,863,410)
Total shareholders’ deficit	(341,786)	(319,015)

Current liabilities:
Accrued legal and accounting	283,143	296,626
Accrued consulting	80,426	230,169
Other accounts payable and accrued liabilities	9,706	7,010
Due to related parties	12,321	11,821
Current liabilities of discontinued operations	6,307	10,701
Total current liabilities	391,903	556,327
Total liabilities	391,903	556,327
Total liabilities and shareholders’ deficit	$50,117	$237,312

See accompanying Notes to the Interim Condensed Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in US Dollars)

(Unaudited)

	For the Period July 1, 2025 to December 31, 2025	For the Period July 1, 2024 to December 31, 2024
CONTINUING OPERATIONS
Net revenues	$—	$—

Operating expenses:
Product research and development	—	277,364
Legal and accounting	101,540	184,969
Consulting	65,261	95,204
Director fees (includes share compensation of $100,000 in the period July 1, 2025 to December 31, 2025)	100,500	—
Filing fees	14,716	15,022
Other	15,580	24,732
Total operating expenses	297,597	597,291

Operating loss from continuing operations	(297,597)	(597,291)

Other expense – loss on extinguishment of debt	(332,000)	—

Loss before income taxes from continuing operations	(629,597)	(597,291)

Provision (benefit) for income taxes	—	—

Net loss from continuing operations	(629,597)	(597,291)

Loss from discontinued operations, net of tax	(888)	(2,091)

Net loss	$(630,485)	$(599,382)

Other Comprehensive Income (Loss):
Currency Translation Adjustment	(620)	2,074

Comprehensive loss	$(631,105)	$(597,308)

Weighted average common shares outstanding – basic and diluted	14,839,674	13,875,000

Weighted average net loss per common share:
Continuing operations – basic and diluted	$(0.04)	$(0.04)
Discontinued operations – basic and diluted	(0.00)	(0.00)
Net loss – basic and diluted	$(0.04)	$(0.04)

See accompanying Notes to the Interim Condensed Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(in US Dollars)

	Preference Shares		Common Shares Class A		Common Shares Class B		Additional Paid-In	Subscription	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Deficit	Deficit
Balance – June 30, 2025	–	$–	9,400,000	$1,880	4,975,000	$995	$2,541,849	(200)	(129)	(2,863,410)	(319,015)
Shares issued to Director for services	–	–	–	–	100,000	20	99,980	–	–	–	100,000
Shares issued for services and settlement of debt	–	–	–	–	500,000	100	499,900	–	–	–	500,000
Share option expense	–	–	–	–	–	–	8,333	–	–		8,333
Currency translation adjustment	–	–	–	–	–	–	–	–	(620)	–	(620)
Net loss – continuing operations	–	–	–	–	–	–	–	–	–	(629,597)	(629,597)
Net loss – discontinued operations	–	–	–	–	–	–	–	–	–	(888)	(888)
Balance – December 31, 2025	–	$–	9,400,000	$1,880	5,575,000	$1,115	$3,150,062	(200)	(749)	(3,493,895)	(341,786)

	Preference Shares		Common Shares Class A		Common Shares Class B		Additional Paid-In	Subscription	Other Comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Deficit	Deficit
Balance – June 30, 2024	–	$–	9,400,000	$1,880	4,475,000	$895	$2,072,809	(200)	$643	(2,089,387)	(13,360)
Currency translation adjustment	–	–	–	–	–	–	–	–	2,074	–	2,074
Share option expense	–	–	–	–	–	–	8,333	–	–	–	8,333
Net loss – continuing operations	–	–	–	–	–	–	–	–	–	(597,291)	(597,291)
Net loss – discontinued operations	–	–	–	–	–	–	–	–	–	(2,091)	(2,091)
Balance – December 31, 2024	–	$–	9,400,000	$1,880	4,475,000	$895	$2,081,142	(200)	$2,717	(2,688,769)	(602,335)

See accompanying Notes to the Interim Condensed Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in US Dollars)

(Unaudited)

	For the Period July 1, 2025 to December 31, 2025	For the Period July 1, 2024 to December 31, 2024
Cash flows from operating activities:
Net loss from discontinued operations	$(888)	$(2,091)
Net loss from continuing operations	(629,597)	(597,291)
Adjustment to net loss for items not involving cash:
Share option expense	8,333	8,333
Share-based compensation expense	142,000	—
Loss on extinguishment of debt	332,000	—
Changes in operating assets/liabilities:
Prepaid expenses	(1,485)	18,300
Accounts payable and accrued liabilities	(34,530)	296,123
Due to related parties	500	500
Net asset of discontinued operations	(9,165)	1,675
Net cash used in operating activities	(192,832)	(274,451)
Continuing operations	(182,779)	(274,035)
Discontinued operations	(10,053)	(416)

Cash flows from financing activities:
Deferred offering costs	—	89,804
Net cash provided by financing activities	—	89,804

Net change in cash	(192,832)	(184,647)
Currency translation adjustment	(619)	2,074
Cash, beginning of period	225,161	259,365

Cash, end of period	$31,710	$76,792

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$—	$—
Taxes	$—	$—
Supplemental disclosures of non-cash investing and financing activities:
Shares issued on settlement of accounts payable	$500,000	$—

See accompanying Notes to the Interim Condensed Consolidated Financial Statements

THE ROYALAND COMPANY LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business

Organization and Business

The RoyaLand Company Ltd. (“RoyaLand Ltd”, “we” and “our”), which is an exempted company limited by shares, was incorporated on October 18, 2022 under the laws of Bermuda. Under our bye-laws, we are authorized to issue 50,000,000 undesignated preference shares, 20,000,000 Class A Common Shares and 430,000,000 Class B Common Shares. Concurrent with our formation, we issued 650,000 Class A Common Shares to our Chief Executive Officer (“CEO”), the majority owner, and 350,000 Class B Common Shares to two other individuals at an issue price of $0.0002 per share, their par, for a total consideration of $200.

On November 28, 2022, we acquired RoyaLand Company (“RoyaLand Company”), a Nevada corporation formed on October 18, 2022, through a share exchange agreement (the “SEA”). The SEA was determined to be a common control acquisition as both entities were controlled by our CEO both before and after the acquisition.

On November 29, 2022, we acquired 100% of the issued and outstanding shares of OAPLT in a transaction accounted for as a business combination. OAPLT is a French joint stock company formed on November 24, 2017, whose main activities consist of the conception, development and management of a digital and artistic creation studio, and include the creation of apps, websites, the hosting of web products and the provision of services in relation thereto. During the six months ended December 31, 2025, we determined that OAPLT no longer fit into the long-range plans for our business and discontinued its operations. See Note 3 for further information.

On May 27, 2026, we acquired 90% of the share capital of Savoia 1908 Football Club S.r.l., the owner of Savoia 1908 FC, an Italian football club recently promoted from Serie D to the professional league Serie C (“Savoia 1908”). The 10% owner, from which we purchased the 90% stake, is CRH Royalty S.r.l. (“CRH”). CRH is 24% owned by our CEO and Director, Prince Emanuele Filiberto di Savoia, the grandson of the last King of Italy. The purchase price was five million of our Class B Common Shares, par value $0.0002 per share (“Class B Shares”) to CRH and two million of our Class B Common Shares to Savoia 1908 for a total purchase price of seven million of our Class B Common Shares.

Accordingly, as of the date of this report, we operate in two business segments: (i) professional football club ownership and related sports operations and (ii) digital entertainment and gaming.

Professional Football Club Ownership

Savoia 1908 FC is one of the oldest clubs in Italian football, representing a historic brand — it is officially authorized to use the historic coat of arms of the Italian Royal Family, the House of Savoy, a symbol deeply linked to national history. We believe that the Savoy name and symbol’s recognition creates a potential audience for Savoia 1908 FC which is greater than that of many local-only Serie A clubs.

Savoia 1908 FC was acquired by CRH in 2023 and since that time has been restructured, brought under professional management, and had its brand refreshed under the leadership of Prince Emanuele Filiberto di Savoia. As a result, Savoia 1908 FC is coming out of a successful 2025/2026 season with a first-place finish in its division. It has been promoted to Serie C for the 2026/27 season beginning in August 2026, which we believe can be the beginning of a move to even higher leagues. As part of its brand refresh, Savoia 1908 FC has also established an eSports team competing in EA Sports FC™ online matches, currently undefeated in all six of its competitions.

In addition, Savoia 1908 FC is already attracting significant new sponsorships, including Nike, commencing as of July 1, 2026. It also has a youth football academy, which we intend to further develop as a cornerstone of Savoia 1908 FC’s long-term strategy. The academy currently fields eleven teams across age categories ranging from Under 8 to Under 19, with more than 250 young athletes training and competing at the Club’s facilities in the Naples area. Beyond competitive sport, the academy fulfills a vital social mission. The territory in which Savoia 1908 FC operates is an area historically challenged by organized crime, including the Camorra. The Club and its new ownership are firmly committed to offering young people a positive, structured, and value-driven environment, providing them not only with athletic development but with a sense of belonging, discipline, and opportunity that serves as a genuine alternative to the criminal networks that have long burdened this community.

Digital Entertainment and Gaming (The RoyaLand)

TheRoyaLand game has been in development since mid-2023. In May 2023, we entered into a contract with Neosperince S.p.A. to continue the development of the game We have completed the development of the vertical slice or the pre-production playable beta version of TheRoyal.Land. In addition, we have secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are currently evaluating development alternatives and proposals for the next phase of production and commercialization. We may supplement internal development resources with third-party contractors and strategic partners to support game development, content creation, and technology implementation.

We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

We are evaluating the development of a mobile augmented reality (“AR”) companion application designed to engage prospective users, build momentum, generate revenues and cultivate a community of players before the full game release. We believe that a mobile application with AR capabilities is consistent with market trends towards a growing interest in historical gaming and growing demand for content that blends learning and entertainment. We believe that cultural tourism gamification is a growing market and AR location-based mechanics of our planned app can promote exploration among a target audience in the 18 to 45 demographic who are tech savvy, global minded, interested in history and culture and value immersive learning and short form gameplay. The AR companion app and mobile games can be developed at a fraction of the cost of the full game and within a shorter period of time. We plan to balance a freemium business model with optional premium features and content offerings.

We are also evaluating opportunities to acquire or develop additional royalty-themed mobile gaming products that could generate user engagement, expand brand awareness, and establish recurring revenue streams before the commercial release of TheRoyal.Land.

As of the date of this report, TheRoyal.Land remains in development and has not commenced commercial operations. We continue to focus on product development, strategic partnerships, intellectual property expansion, user acquisition planning, and capital formation activities to support future growth.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying interim condensed consolidated financial statements (the “financial statements”), including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC). Our year end is June 30.

The accompanying financial statements include the accounts of RoyaLand Ltd. and its wholly owned subsidiaries, Royaland Company and OAPLT. All intercompany transactions and balances have been eliminated. The SEA was accounted for as a common control acquisition while the acquisition of OAPLT was accounted for as a business combination.

Functional and Presentation Currency

The accompanying financial statements are prepared in the U.S. dollar, which is RoyaLand Ltd.’s functional currency. RoyaLand Company’s functional currency is the U.S. dollar and OAPLT’s functional currency is the euro. All financial information has been rounded to the nearest dollar except if indicated otherwise.

Going Concern Considerations

The accompanying financial statements contemplate continuation of our Company as a going concern. We have incurred net losses since our inception and we have an accumulated deficit of $3,493,895 as of December 31, 2025. The continuation of our Company as a going concern is dependent upon our ability to raise additional funds and/or through the attainment of profitable operations. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern.

On May 1, 2022, our wholly owned subsidiary RoyaLand Company entered into an agreement with Boustead Securities LLC (“Boustead”) under which Boustead agreed to provide certain services to us with respect to corporate financing transactions, including the private placement of securities. See Note 4 for further information. While we are confident we will continue to be able to raise additional capital through this process, there are no assurances that we will be successful in obtaining such additional capital. If our working capital needs are not met and we are unable to obtain adequate capital, we could be forced to cease operations. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Foreign Currency

Items included in the financial statements of each of our Company’s subsidiaries are measured using the currency of the primary economic environment in which each subsidiary operates (the functional currency). The accompanying financial statements are presented in U.S. dollars, the functional currency of RoyaLand Ltd.

The results and financial position of OAPLT, our Company’s subsidiary that has a different functional currency, are translated from euros into U.S. dollars as follows:

(i)	Assets and liabilities are translated at the current exchange rate at the balance sheet date and historical rates for equity;

(ii)	Revenue and expenses are translated at the weighted average closing exchange rate for the period reported in the consolidated statement of profit or loss. When the average exchange rate does not provide a reasonable approximation of the cumulative effect of the rates prevailing on the transaction date, we utilize the closing exchange rate on the date of the transaction.

(iii)	Gains and losses resulting from foreign currency translation are included as a component of shareholders’ equity. Foreign currency transaction gains and losses are included in the results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses during the period. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Areas in which management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements include the determination of our Company’s functional currencies and the realization of our deferred offering costs. Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the financial statements for the periods presented.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balances as of December 31, 2025 and June 30, 2025 were $31,710 and $225,161, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company’s assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Inputs, other than quoted prices included in Level 1, that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3	—	Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, prepaid expenses and accounts payable/accrued liabilities, and other current liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the financial statements as of December 31, 2025 and June 30, 2025 (level 3 inputs are not applicable):

	Fair Value Measurement Using
	Level 1	Level 2
LIABILITIES
December 31, 2025:
Due to related parties – recognized at fair value (1)	$—	$12,321

June 30, 2025:
Due to related parties – recognized at fair value (1)	$—	$11,821

(1)	The amounts due to related parties contain no interest provision. Any imputed interest is immaterial.

During the periods presented, there were no transfers between Levels 1, 2 or 3.

Financial Risk Factors

Our activities expose us to a variety of financial risks: market risk, credit risk and liquidity risk. Our primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance.

The primary market risk to our Company is foreign exchange risk. Given the stability of the markets in which we operate, we believe our exposure to be minimal. Our exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Given that we have not generated any revenue during the years ended June 30, 2025 and 2024, we currently have no exposure to credit risk. With respect to liquidity, our ability to meet our obligations on time is dependent on the success of our operation and the support of our related party partners, which to date have given us adequate liquidity to meet our obligations.

Deferred Offering Costs

Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to a planned offering described in Note 5 under the caption Boustead Agreement. During the six months ended December 31, 2024, we charged the deferred offering costs of $89,803 to operations as the planned offering had not taken place and there was and is still no clear timeline as to when an offering will be made. The write-off of deferred offering costs was made to the following expense categories: legal and accounting $80,191; all other cost categories $9,613.

Net Income/Loss Per Share

Under the provisions of IAS 33, Earnings per Share, basic loss per common share is computed by dividing net loss available to each class of common shareholders by the weighted average number of shares of common shares outstanding for the period presented for their respective class. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares or resulted in the issuance of common shares that would then share in the income of our Company, subject to anti-dilution limitations. As of December 31, 2025 and December 31, 2024, there were 1,448,750 and 1,413,750, respectively, potential common share equivalents excluded from the diluted loss per share calculations. Because our Company has reported a net loss for each of the periods presented in the accompanying financial statements, the effect of the common share equivalents on diluted loss per share would be anti-dilutive, and therefore the diluted loss per share is the same as the basic loss per share.

The table below presents the computation of the basic and diluted loss per share for the periods July 1, 2025 to December 31, 2025 and July 1, 2024 to December 31, 2024:

	Period July 1, 2025 to December 31, 2025		Period July 1, 2024 to December 31, 2024
	Class A Common Shares	Class B Common Shares	Class A Common Shares	Class B Common Shares
Numerator:
Loss from continuing operations	$(629,597)	$(629,597)	$(597,291)	$(597,291)
Loss from discontinued operations	(888)	(888)	(2,091)	(2,091)
Net loss	(630,485)	(630,485)	(599,382)	(599,382)
Loss allocated between Class A and Class B common shares:
Loss from continuing operations	(398,810)	(230,787)	(404,651)	(192,640)
Loss from discontinued operations	(563)	(325)	(1,417)	(674)
Net loss	(399,373)	(231,112)	(406,068)	(193,314)
Denominator:
Weighted average common shares outstanding — basic	9,400,000	5,439,674	9,400,000	4,475,000
Dilutive common share equivalents	-	-	-	-
Weighted average common shares outstanding — diluted	9,400,000	5,439,674	9,400,000	4,475,000
Loss per share:
Continuing operations – basic and diluted	$(0.04)	$(0.04)	$(0.04)	$(0.04)
Discontinued operations – basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Net loss – basic and diluted	$(0.04)	$(0.04)	$(0.04)	$(0.04)

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the IAS and have determined that they are either not applicable or are not believed to have a material impact on our present or future consolidated financial statements.

3.	Disposal of OAPLT

As disclosed in Note 1, during the six months ended December 31, 2025, we discontinued the operations of OAPLT. The table below details the assets and liabilities of OAPLT classified as discontinued operations for the periods presented.

	December 31, 2025	June 30, 2025
ASSETS:
Cash	$1,393	$1,621
Receivables	4,999
	$6,392	$1,621

LIABILITIES:
Accounts payable and accrued liabilities	$6,307	8,968
Other current liabilities		1,733
	$6,307	$10,701

The table below details the statements of operations of OAPLT classified as discontinued operations for the periods presented.

	For the Period July 1, 2025 to December 31, 2025	For the Period July 1, 2024 to December 31, 2024
OPERATING EXPENSES:
Legal and accounting	$678	$1,841
Other	210	250
Loss from discontinued operations	$888	$2,091

4.	Related Party Transactions

Amounts due to related parties as of December 31, 2025 and June 30, 2025 consist of:

	December 31, 2025	June 30, 2025

Daniel McClory, Executive Chairman and Director	$10,580	$10,580
Alberto Libanori, Director	1,741	1,241
	$12,321	$11,821

From time to time, our officers and shareholders have made advances to us which we have recorded as Due to Related Parties. The amounts due to related parties shown in the above table carry no interest and are due on demand. Imputed interest is immaterial.

On April 23, 2024, we entered into an independent director agreement with Alberto Libanori and agreed to compensate Mr. Libanori $1,000 per year for his services. During the six-month periods ended December 31, 2025 and 2024, we recorded general and administrative expenses of $500 and $500, respectively in connection with this agreement. All amounts due to Mr. Libanori are accrued and unpaid as of December 31, 2025.

5.	Agreements

Director Agreement

On August 6, 2025, we entered into an Independent Director Agreement with Mike Gatto under which Mr. Gatto agreed to serve as a director of our Company. In connection with Mr. Gatto’s service, we agreed to issue him 100,000 shares of our Class B Common Shares, which are immediately vested. We valued the shares at their fair market of $1.00 per share based on recent arms-length sales of our Class B Common Shares and recorded a general and administrative expense of $100,000 during the six months ended December 31, 2025.

Debt Settlement Agreement

On August 11, 2025, we entered into an Acknowledgement and Release with Soheil Raissi, our Chief Technology Officer. Under the agreement, we issued Mr. Raissi 500,000 shares of our Class B Common Shares for (a) $126,000 owed and unpaid to Mr. Raissi through June 30, 2025 and for (b) Mr. Raissi to continue to serve as our Chief Technology Officer through December 31, 2025. We valued the shares at their fair market of $1.00 per share, or $500,000, based on recent arms-length sales of our Class B Common Shares. During the six months ended December 31, 2025, we recorded the following:

1.	A general and administrative expense of $42,000 representing Mr. Raissi’s compensation for serving as our Chief Technology Officer for the period July 1, 2025 through December 31, 2025.

2.	A loss on extinguishment of debt of $332,000 representing the excess of the remaining value of the Class B Common Shares issued to Mr. Raissi over the amount owed to him as of June 30, 2025.

Boustead Agreement

On May 1, 2022, our wholly owned subsidiary RoyaLand Company entered into an agreement with Boustead Securities, LLC (“Boustead”) under which Boustead agreed to provide certain services to us with respect to corporate financing transactions, including the private placement of securities and the IPO of our common shares that will be applied for listing on a stock exchange, and any post-IPO financings we may complete from time to time. Under the agreement, we agreed to pay certain other fees and warrants as described in the agreement. For financing transactions, we agreed to pay a success fee equal to seven percent (7%) of the transaction amount and a non-accountable expense allowance equal to one percent (1%) of the transaction amount. In addition, we agreed to issue warrants equal to seven percent (7%) of the transaction amount. On August 10, 2023, we entered into an amendment to the agreement removing all references to “IPO” or “initial public offering” in the agreement and stating that Boustead would not serve or act as a managing underwriter or in any similar capacity with the IPO, either as underwriter or otherwise, and will not be, and has not been, engaged to “participate” in connection with the IPO.

Neosperience Agreement

In July 2023, we signed an agreement with Neosperience S.p.A. under which Neosperience agreed to provide consulting and development services (the “Project”) with respect to our MMORPG, called TheRoyal.Land. The Project is to be accomplished in five phases. The first four phases of the Project are the research phase with the final phase being the development phase. As compensation for their services, we agreed to pay Neosperience a total amount ranging from €625,000 to €675,000, the exact amount to be determined after completion of phase four of the Project. The agreement specifies that €275,000, which represents payments for the research phase of the Project, shall be paid on certain dates through September 5, 2023, and that the remaining amount will be split into five milestones, payable on the completion of each milestone.

Through December 31, 2025, we have incurred a total expense of $690,896 in connection with our agreement with Neosperience. This amount includes payments totaling $301,617 covering the research phase of the Project and payments of $389,279 for milestones reached in the development phase through December 31, 2025. Following the guidance of IAS 38 Intangible Assets, we have expensed all costs incurred to date for the Project. The guidance requires that costs incurred in the research phase be expensed. In addition, we determined that costs incurred in the development phase should be expensed, as not all six criteria for capitalization of these costs under the guidance have been met. Amounts expensed during the six-month periods ended December 31, 2025 and 2024 amounted to zero and $277,364, respectively.

We are currently evaluating development alternatives and proposals for the next phase of production and commercialization. We may supplement internal development resources with third-party contractors and strategic partners to support game development, content creation, and technology implementation.

Skyline Agreement

In July 2023, we entered into an investor relations services agreement with Skyline Corporate Communications Group. The agreement had a term of twelve (12) months and was automatically renewable unless cancelled within 60 days of the termination date. Under the agreement, Skyline agreed to provide corporate communications advisory services as well as other investor relations services described in the agreement. We agreed to compensate Skyline based on the types of services provided.

In the fourth quarter of calendar 2023, Skyline agreed to postpone any further payments due to them under the agreement and instead utilize their services on an as-needed basis. During the six-month periods ended December 31, 2025 and 2024, we recorded operating expenses of zero and $24,903, respectively, in connection with our arrangement with Skyline.

6.	Capital Shares

Preference Shares

We are authorized to issue 50,000,000 undesignated shares, par value of $0.0002 each. Our board of directors has the authority to determine the rights, preferences and designations of each series of preference shares to be issued including voting powers, dividend rights, conversion rights, and redemption/liquidation privileges, all as permitted by Bermuda law and our bye-laws. As of December 31, 2025, no series of preference shares has been designated by our board of directors and no preference shares have been issued.

Common Shares

We are authorized to issue 450,000,000 common shares, par value $0.0002 each and have designated two series of common shares whose rights are described below:

Class A Common Shares – we have designated and authorized 20,000,000 Class A Common Shares. Each Class A Common Share is entitled to 20 votes on all matters subject to a vote of shareholders and to such dividends as our board of directors may from time to time declare. Each Class A Common Share may be converted at any time into one (1) Class B Common Share. There are 9,400,000 Class A Common Shares issued and outstanding at December 31, 2025, 6,000,000 of which are owned by our CEO.

Class B Common Shares – we have designated and authorized 430,000,000 Class B Common Shares. Each Class B Common Share is entitled to one (1) vote on all matters subject to a vote of shareholders. There are 5,575,000 Class B Common Shares issued and outstanding as of December 31, 2025.

Share Option

On May 20, 2024, we granted an option to purchase 50,000 Class B Common Shares to Alberto Libanori, a director of our Company. The option is exercisable at $2.00 per share and expires seven (7) years from the date of grant. The option vests over a three-year period at a rate of 1/3 of the shares per year on each yearly anniversary of the grant date.

We valued the share option at $50,000 using the Black-Scholes option pricing model and are recording a general and administrative expense ratably over the three-year vesting period. For the six months ended December 31, 2024, we recorded an expense of $8,333. The range of assumptions used in determining the fair value of the share option was as follows:

Expected term in years	7 years
Risk-free interest rate	4.44%
Annual expected volatility	300.0%
Dividend yield	0.005

Risk-free interest rate: We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

Volatility: We estimate the expected volatility of the share price based on the corresponding volatility of our historical share price and other factors.

Dividend yield: We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

Remaining term: The remaining term is based on the remaining contractual obligation of the share option.

Activity related to the share option for the six months ended December 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, June 30, 2025	50,000	$2.00
Activity during the six months ended December 31, 2025	—	—
Outstanding, December 31, 2025	50,000	2.00
Exercisable, end of period	16,667	$—	5.4	$0

Warrants

In prior periods, we issued the following warrants:

1.	Warrants to purchase a total of 148,750 Class B Common Shares to Boustead (the “Boustead Warrants”) in connection with the agreement discussed in Note 5. Each warrant has a term of five years, an exercise price of $1.00 per share, and is exercisable immediately on the grant date. The Boustead Warrants expire at dates ranging from March 2028 to April 2030.

2.	Warrants to purchase a total of 1,250,000 shares of Class B Common Shares to several investors (the “Investor Warrants”) in connection with private placements during the six months ended June 30, 2024 of units of securities consisting of Class B Common Shares along with the warrants. Each warrant has a term of three years, an exercise price of $1.00 per share, and is exercisable immediately on the grant date. The Investor Warrants expire in July 2026.

Activity related to the warrants for the six months ended December 31, 2025 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding, June 30, 2025:
Boustead Warrants	148,750	$1.00
Investor Warrants	1,250,000	$1.00
Total	1,398,750	1.00
Activity during the six months ended December 31, 2025	—	$—
Outstanding, December 31, 2025	1,398,750	$1.00
Exercisable, end of period	1,398,750	$1.00	0.8	$0

Equity Incentive Plan

In February 2023, we adopted the 2023 Equity Incentive Plan under which 2,000,000 Class B Common Shares are reserved for issuance of grants, awards and options. There are 1,775,000 shares available to be issued as of December 31, 2025.

7.	Subsequent Events

Sale of Shares

In May 2026, we conducted a private placement offering of our Class B Common Shares at $1.00 per share. We are seeking to raise up to $1,000,000 in this offering. As of the date of this report, we have received gross proceeds from the offering of $150,000. Gross proceeds from the sale were reduced by $12,000 representing placement agent fees paid to Boustead Securities LLC in accordance with the agreement disclosed in Note 5, resulting in net proceeds of $132,000.

In connection with the sales of Class B common shares described above, we issued Boustead 5-year warrants to purchase a total of 10,500 of our Class B Common Shares which is equal to seven percent (7%) of the transaction share amounts. The warrants expire 5 years from the date of issuance.

Acquisition

As disclosed in Note 1, on May 27, 2026, we entered into a sale and purchase agreement (the “Agreement”) with CRH Royalty, S.r.l., an Italian limited liability company (“CRH”), which is 24% owned by our Chief Executive Officer and Director, Price Emanuele Filiberto di Savoia, for the acquisition of 90% of the Italian Serie D football club named Savoia 1908 Football Club, S.r.l. (the “Club”), by our Company. After a successful 2025-2026 season finishing in first place in its division, the Club is eligible and has applied to move to Serie C.

Pursuant to the Agreement, we paid five million of our Class B Common Shares, par value $0.0002 per share (“Class B Shares”) to CRH and two million of our Class B Shares to the Club. In exchange, we received 90% of the Club’s share capital and CRH will continue to hold 10%. In connection with the Agreement, our Company and CRH entered into a shareholder agreement which will govern their relationship as owners of the Club as well as a lockup agreement with respect to the five million Class B Shares paid to CRH.

The Agreement contains customary covenants including those as to due diligence, confidentiality, and representations and warranties of our Company and CRH and the Club.

Pro Forma Financial Statements

The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2025 and the year ended June 30, 2024. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, in order to give effect to the business combination and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements have been prepared by applying the acquisition method of accounting with RoyaLand Ltd treated as the acquirer in accordance IFRS 3 Business Combinations. The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Royaland Company Ltd. and historical consolidated financial statements of Savoia 1908 as adjusted to give effect to the business combination.

The unaudited pro forma condensed combined statements of operations for the six months ended December 31, 2025 and the year ended June 30, 2024, give effect to the acquisition as if it had occurred on July 1, 2024. The unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the acquisition as if it had occurred on July 1, 2025 and combines the historical balance sheets of the RoyaLand Ltd and Savoia 1908 as of such date.

The unaudited pro forma financial statements, and the related notes thereto, are based on, and should be read in conjunction with:

●	The historical audited consolidated financial statements of RoyaLand Ltd as of and for the year ended June 30, 2025 included in RoyaLand Ltd’s annual report on Form 20-F filed with the SEC on October 31, 2025; and

●	The historical unaudited condensed consolidated financial statements of RoyaLand Ltd as of and for the six months ended December 31, 2025 included elsewhere in this report.

As of the date of this filing, the Company has not finalized the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets acquired and the liabilities and the related allocations of purchase price. The allocation of the purchase price is preliminary and subject to adjustment during the measurement period, not to exceed one year from the acquisition date, as the Company finalizes valuations for tangible and intangible assets. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to material change as additional information becomes available and as additional analysis is performed.

These unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered reasonable by management. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to material change as additional information becomes available and additional analyses are performed. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects that are directly attributable to the business combination, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what our Company’s financial condition or results of operations actually would have been if the business combination had been consummated as of the dates indicated, nor do they purport to represent the Company’s financial position or results of operations for future periods.

THE ROYALAND COMPANY LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2025

	Historical
	The Royaland Company Ltd	Savoia 1908 Football Club	Pro Forma Adjustments	Item in Note 4	Pro Forma Combined
ASSETS
Current assets:
Cash	$31,710	$24,638	$(50,000)	(c)	$6,348
Trade and other receivables		369,811			369,811
Deposits and prepaids	12,015	94,119			106,134
Current tax assets		1,397			1,397
Current assets of discontinued operations	6,392				6,392
Total current assets	50,117	489,965	(50,000)		490,082
Property, plant and equipment		3,415			3,415
Intangible assets:
Goodwill		–	594,446	(a)	594,446
Brand		–	8,267,249	(a)	8,267,249
Player contracts		–	451,089	(a)	451,089
Total assets	$50,117	$493,380	$9,262,784		$9,806,281

SHAREHOLDERS’ DEFICIT
Preference shares	$–	$–	$–		$–
Common shares – Class A	1,880				1,880
Common shares – Class B	1,115		1,400	(a)	2,515
Share capital		59,252	(59,252)	(b)	–
Additional paid-in capital and reserves	3,150,062	2,194,917	6,205,900	(a)	9,355,962
			(2,194,917)	(b)
Subscription receivable	(200)				(200)
Other comprehensive loss	(749)	3,755	(3,755)	(b)	(749)
Non-controlling interest			689,700	(a)	689,700
Accumulated deficit	(3,493,895)	(2,836,799)	2,836,799	(b)	(3,543,895)
			(50,000)	(c)
Total shareholders’ deficit	(341,787)	(578,875)	7,425,875		6,505,213
LIABILITIES			–		–
Current liabilities:
Accounts payable and accruals	373,276	788,542			1,161,818
Due to related parties	12,321	221,202			233,523
Debt		44,759			44,759
Tax liabilities		17,753			1,854,661
			1,836,908	(a)
Current liabilities of discontinued operations	6,307				6,307
Total liabilities	391,904	1,072,257	1,836,908		3,301,068
Total Shareholders’ Deficit and Liabilities	$50,117	$493,381	$1,836,908		$9,806,281

THE ROYALAND COMPANY LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2025

	Historical
	The Royaland Company Ltd	Savoia 1908 Football Club	Pro Forma Adjustments		Item in Note 4	Pro Forma Combined
CONTINUING OPERATIONS
Net revenues	$–	$205,582	$			$205,582
Costs and expenses:
Cost of revenues	–	1,018,525				1,018,525
Operating expenses	297,597	254,140		50,000	(c)	601,737
Total cost and expenses	297,597	1,272,665		50,000		1,620,262
Operating loss – continuing operations	(297,597)	(1,067,084)				(1,414,681)
Other income (expense)
Interest expense	–	(966)				(966)
Loss on extinguishment of debt	(332,000)					(332,000)
Other income	–	166,527				166,527
Loss before income taxes – continuing operations	(629,597)	(901,523)		(50,000)		(1,581,120
Provision for income taxes	–	–		–		–
Net loss – continuing operations	$(629,597)	$(901,523)		$(50,000)		$(1,581,120)

THE ROYALAND COMPANY LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2025

	Historical
	The Royaland Company Ltd	Savoia 1908 Football Club	Pro Forma Adjustments		Item in Note 4	Pro Forma Combined
CONTINUING OPERATIONS
Net revenues	$–	$284,164	$			$284,164
Costs and expenses:
Cost of revenues	–	1,160,315				1,160,315
Operating expenses	774,595	252,423		50,000	(c)	1,077,018
Total cost and expenses	774,595	1,412,738		50,000		2,237,333
Operating loss – continuing operations	(774,595)	(1,128,574)		(50,000)		(1,953,169)
Other income (expense)
Interest expense	–	(1,706)				(1,706)
Loss on extinguishment of debt
Other income	572	145,975				146,547
Loss before income taxes – continuing operations	(774,023)	(984,305)		(50,000)		(1,808,328)
Provision for income taxes	–	–		–		–
Net loss – continuing operations	$(774,023)	$(984,305)		$(50,000)		$(1,808,328)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The RoyaLand Ltd and Savoia 1908 historical financial information has been derived from:

1.	In the case of RoyaLand Ltd, its condensed consolidated financial statements included in elsewhere in this report for the six months ended December 31, 2025 and the Annual Report on Form 20-F for the year ended June 30, 2025;

2.	In the case of Savoia 1908, provided to Management its unaudited financial statements included elsewhere within this Current Report on Form 6-K.

The unaudited pro forma condensed combined statements of operations give effect to the business combination as if it had been completed on July 1, 2024, and the unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Business Combination as if it had occurred on that date.

The historical financial statements of RoyaLand Ltd and Savoia 1908 have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the business combination under IFRS 3, Business Combinations (“Pro Forma Adjustments”). The unaudited pro forma condensed combined financial statements and related notes were prepared using the acquisition method of accounting with RoyaLand Ltd treated as the accounting acquirer of Savoia 1908. IFRS 3 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined financial statements, the estimated preliminary purchase consideration in the business combination has been allocated to the assets acquired and liabilities assumed of Savoia 1908 based upon a preliminary third-party valuation of their fair values as of the acquisition date. The allocations of the purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. The allocation of the purchase price is preliminary and subject to material adjustment during the measurement period, not to exceed one year from the acquisition date, as our Company finalizes valuations for tangible and intangible assets. The completion of the final allocation of the purchase price could cause material differences in the information presented.

The business combination, the Pro Forma Transactions and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements.

In the opinion of management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the combined company’s financial position or results of operations of the combined company that would have occurred if the business combination had been completed on the dates indicated, nor are they indicative of the combined company’s financial position or results of operations that may be expected for any future period or date.

Note 2 – Conforming Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in our Company’s audited consolidated financial statements as of and for the year ended June 30, 2025, and the Company’s unaudited condensed consolidated financial statements as of and for the six months ended December 31, 2025. During the preparation of this unaudited pro forma condensed combined financial information, management performed a preliminary analysis of Savoia’s financial information currently available, and has determined that there were no significant accounting policy differences between our Company and Savoia 1908 and, therefore, no adjustments were made to conform Savoia 1908’s financial statements to the accounting policies used by RoyaLand Ltd in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment will be performed and finalized for purchase accounting.

Management will continue to conduct a more detailed review of the accounting policies of the two companies in an effort to determine if differences in accounting policies require further reclassification or adjustment of the financial statements to conform accounting policies and classifications. Therefore, management may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 – Estimated Consideration and Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to identifiable net assets acquired. The consideration for the acquisition of Savoia 1980 was the issuance of 7.0 million of our Company’s Class B Common Shares. The Class B Common Shares of RoyLand are rarely traded with only 5,600 shares traded in during the 90 days prior to the acquisition, with all shares trading at $0.85 per share. Management concluded that the limited trading activity does not represent an active market as contemplated by IFRS 13.

On April 15, 2026, Deloitte issued a report regarding the valuation of the economic capital of the Savoia Club using a valuation date of 12/31/25 with both a best-case and worst-case scenario. The report was based on financial information available at the time and will be updated in the near future. Management believes the assumptions used in the report for the best-case scenario, with a valuation of €5,932,000 (USD 6,897,000 using an exchange rate on the May 27, 2026 acquisition date of 1.1626), are consistent with those that would be used by market participants and the report’s findings are indicative of the fair value of Savoia 1908 for use as a basis for the accounting for the acquisition. This view is further supported by arm’s-length sales of shares on the open market, although limited in volume, at $0.85 per share and sales of shares in private placements at $1.00 per share, all prior to the acquisition date. The value of the 7.0 million Class B Common Shares issued in the acquisition using a per share price of $0.85 equals $5,950,000 while using a per share price of $1.00 equals $7,000,000. Management’s determination of the preliminary purchase price allocation using the Deloitte valuation based on its review of the best-case scenario assumptions and considering sales of shares pre-acquisition, is as follows:

	Preliminary Fair Value at December 31, 2025	Preliminary Fair Value at December 31, 2025
	EUR	USD
Net Tangible Assets
Trade accounts receivable	212,000	246,471
Other assets	50,000	58,587
Accounts payable	(232,000)	(269,724)
Other liabilities	(97,000)	(112,772)
Total net tangible asset allocation	(67,000)	(77,438)
Identifiable Intangible Assets
Brand	7,111,000	8,267,249
Player contracts	388,000	451,089
Total identifiable intangible assets	7,499,000	8,718,338
Assumed tax effect	(1,500,000)	(1,743,900)
Business enterprise value	5,932,000	6,897,000
Less: Non-controlling interest	(593,200)	(689,700)
Total Purchase Price (Equity Basis)	5,338,800	6,207,300

The allocation of the purchase price is preliminary and subject to adjustment during the measurement period, not to exceed one year from the acquisition date, as our Company finalizes valuations for tangible and intangible assets. These adjustments may include changes in 1) fair values of assets and 2) changes in allocations to intangible assets such as customer relationships, intellectual property, and goodwill.

Note 4 – Adjustments to the Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Financial Statements are as follows:

Balance Sheet

The following pro forma adjustments have been reflected in the Transaction Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2025. All adjustments are based on preliminary assumptions and valuations, which are subject to change. The pro forma adjustments give effect to the acquisition as if it had occurred on July 1, 2025 and combines the historical balance sheets of RoyaLand Ltd and Savoia 1908.

a)	Purchase price consideration

In accordance with the terms of the Sale and Purchase Agreement, 7.0 million Class B Common Shares were issued to the Seller in exchange for 90% of the equity interests in Savoia 1908. As a result of the acquisition and the application of the acquisition method of accounting in accordance with IFRS 3 and IFRS 13, the transaction will give rise to intangible assets in the form of Brand and Player Contracts. The amount of goodwill recognized may change materially upon completion of the final purchase price allocation.

Included in the tax liabilities portion of this adjustment is a deferred tax liability amount of $1,743,900 (€1,500,000) which, according to the Deloitte valuation report, is “a theoretical deferred tax liability applied to the valuation adjustments” and not an amount actually owed.

b)	Elimination of Savoia 1908 historical capital and retained earnings

Adjustment represents the elimination of Savoia 1908 historical capital and retained earnings upon consummation of the acquisition.

c)	Acquisition-related costs

Management estimates that acquisition-related costs are approximately $50,000 and have made an adjustment for such amount at this time.

Statements of Operations

d)	Acquisition-related costs

Management estimates that acquisition-related costs are approximately $50,000 and have made an adjustment for such amount at this time.